SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ____________________

                                   FORM 10-C

                Report by Issuer of Securities Quoted on NASDAQ
                         Interdealer Quotation System

                 Filed pursuant to Section 13 or 15(d) of the
                    Securities and Exchange Act of 1934 and
                       Rule 13a-17 or 15d-17 thereunder

                         INSITUFORM TECHNOLOGIES, INC.
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                (Exact name of issuer as specified in charter)

            1770 Kirby Parkway, Suite 300, Memphis, Tennessee 38138
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                   (Address of principal executive offices)

Issuer's telephone number, including area code: 901-759-7473

                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

      Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.    Title of security: class A common stock, $.01 par value ("ITI
      Common Stock")

2.    Number of shares outstanding before the change: 14,649,554
                                                      (September 1, 1995)

3.    Number of shares outstanding after the change: 27,102,170

4.    Effective date of change: October 25, 1995

5.    Method of change:       Exchange of Class A Common Stock, $.01
                              par value ("IMA Class A Common Stock"),
                              of Insituform Mid-America, Inc. ("IMA");
                              Exercise of stock options

      Brief description of transaction:

      On October 25, 1995 (the "Effective Time"), a wholly-owned subsidiary of Insituform Technologies, Inc. (the "Company") merged with and into IMA, as a result of which IMA became a wholly-owned subsidiary of ITI and holders of the IMA Class A Common Stock became entitled to receive 1.15 shares of ITI Common Stock for each share of IMA Class A Common Stock held, or an aggregate of 12,450,866 shares for all such holders. In addition, between September 1, 1995 (the date of filing of the Company's most recent Report on Form 10-C) and the Effective Time, the Company also issued an aggregate of 1,750 shares upon exercise of stock options granted under stock option plans of the Company and its subsidiaries.

                         II.  CHANGE IN NAME OF ISSUER


1.    Name prior to change: not applicable

2.    Name after change: not applicable

3. Effective date of charter amendment change name: not applicable

4. Date of shareholders approval of change if required: not applicable



Dated: as of October 25, 1995             s/William A. Martin
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                                          William A. Martin
                                          Senior Vice President,
                                           Chief Financial Officer